Securities and Exchange Commission
February 12, 2009

February 12, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. Mark Kronforst Accounting Branch Chief
Re:	Tyler Technologies, Inc. (the “Company”) Definitive Proxy Statement on Schedule 14A Filed March 24, 2008 File No. 001-10485
Dear Mr. Kronforst:
This letter is provided in response to the Staff’s comment letter dated February 4, 2009 addressed to Mr. Brian K. Miller, Executive Vice President and Chief Financial Officer of Tyler Technologies, Inc. (the “Company”). We have restated the Staff’s comment and the Company’s response follows the comment.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 16
General
We understand from your response letter dated January 14, 2009, that many decisions relating to your named executive officers’ compensation are derived from evaluations and recommendations from the Chief Executive Officer. Yet, your response letter merely provides additional context and detail about the various items of corporate and individual performance that serve as the basis for the implementation of your compensation programs without providing corresponding discussion of how the level of performance in each of these areas impacted actual compensation awarded in 2007. Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Compensation Committee determined to award each specific form and level of compensation in 2007. For each named executive officer, state the factors that were considered in deriving the

Securities and Exchange Commission
February 12, 2009

payouts awarded for each component of compensation and provide an analytical evaluation of why the Compensation Committee determined that the specific payout was appropriate in light of the factors considered. To assist you with the development of a more comprehensive Compensation Discussion and Analysis, please refer to the ample amount of publicly available guidance the Division of Corporation Finance has issued in this regard including, most recently, Director White’s October 21, 2008 speech, entitled “Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009,” which is available on our website.
Company response:
In the past, our Compensation Committee performed a high level review of each named executive’s overall compensation package and did not formally correlate specific performance factors to components of compensation. We recognize that in the future the Compensation Discussion and Analysis needs to be more detailed with respect to individual compensation factors. We are in the process of expanding and formalizing the Compensation Committee’s processes, taking into consideration the Staff’s comments and recent guidance. Therefore, our next Compensation Discussion and Analysis will include the information sought in the Staff’s comments, including more detailed disclosure regarding specific performance factors and how they correlate to compensation packages.
Additionally, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the foregoing, please contact me at (972) 713-3720. My fax number is (972) 713-3741.
Very truly yours,

/s/ Brian K. Miller
Brian K. Miller
Executive Vice President and Chief Financial Officer